Exhibit 23.5

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Rexford Industrial Realty, Inc. for the registration of its common stock, preferred stock, depositary shares, warrants, rights and units, and to the incorporation by reference therein of our report dated July 30, 2014 with respect to the statement of revenues and certain expenses of the nine-property industrial portfolio (“the Portfolio”) included in its Current Report (Form 8-K/A) dated June 27, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

August 5, 2014